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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              SBS Broadcasting S.A.
                                (Name of Issuer)


                  COMMON SHARES, PAR VALUE (EURO) 2.00 PER SHARE

                         (Title of Class or securities)

                                   L8137 F102
                                 (CUSIP Number)

                                   HARRY SLOAN
                              SBS BROADCASTING S.A.
                               QUINTET OFFICE PARK
                                RIETLANDPARK 353
                                1019EM AMSTERDAM
                               011-31-20-519-1919

                                 with a copy to:

                                   ERIK T. MOE
                              SBS BROADCASTING S.A.
                               QUINTET OFFICE PARK
                                RIETLANDPARK 353
                                1019EM AMSTERDAM
                               011-31-20-519-1919

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                 AUGUST 21, 2005
                  (Date of Event to Which This Filing Relates)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                                      (Continued on following pages)

CUSIP NO. L8137 F102

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 1.  NAMES OF REPORTING PERSONS
     HARRY E. SLOAN
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     NOT APPLICABLE (INDIVIDUAL)
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     NOT APPLICABLE
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 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
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                 7.  SOLE VOTING POWER
  NUMBER OF          3,888,007 COMMON SHARES
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0 COMMON SHARES
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            3,888,007 COMMON SHARES
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0 COMMON SHARES
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,888,007 COMMON SHARES
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.8% OF COMMON SHARES
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14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
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


         This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D originally filed on December 27, 2002 relating to the common shares, par value (euro) 2.00 per share (the "Common Shares"), of SBS Broadcasting S.A. ("SBS"), a foreign private issuer organized under the laws of Luxembourg. The Schedule 13D, as amended, is referred to herein as the "Schedule 13D". Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to such term in the Schedule 13D.

         The principal executive office of SBS is located at 8-10, rue Mathias Hardt, L-1717 Luxembourg.

ITEM 2.    IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated as follows:

         Harry E. Sloan has served as Executive Chairman of SBS since September 2002 and Chairman of the Board of Directors of SBS since April 1990, having previously served as Chief Executive Officer from January 1993 to September 2001. Prior to joining SBS, Mr. Sloan served for six years as the co-chairman of New World Entertainment, Ltd., a motion picture studio and supplier of prime time network television programming that Mr. Sloan and his partner acquired in 1983. Mr. Sloan is a director of ZeniMax Media Inc. (ZeniMax) and Metro-Goldwyn-Mayer Inc.

         Mr. Sloan owns a 98.7% interest in Roscomare Ltd. ("Roscomare"), an entity through which Mr. Sloan beneficially owns 672,623 Common Shares. The remaining 1.3% of Roscomare is owned by The 1995 Irrevocable Trust, of which Mr. Sloan is the general partner.

         Mr. Sloan's business address is c/o SBS Broadcasting S.A., 8-10, rue Mathias Hardt, L-1717 Luxembourg. Mr. Sloan is a citizen of the United States.

         During the past five years Mr. Sloan has not been convicted in a criminal proceeding nor has he been a party to any judicial or administrative proceeding nor has he been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ITEM 4.    PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented by inserting the following paragraphs immediately after the first paragraph:

         SBS has entered into a sale and purchase agreement with PKS
Media S.a r.l. ("PKS"), dated August 21, 2005 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, SBS agreed to sell substantially all of its assets to PKS, an acquisition company jointly held by Permira and Kohlberg Kravis Roberts & Co., in a transaction valuing SBS, on an enterprise value basis, at approximately (euro)2.094 billion ($2.549 billion). Following completion of the acquisition, SBS will be liquidated and the cash purchase price, together with proceeds from the exercise of options, distributed to SBS shareholders.

         In connection with the transaction described above, and as a condition to PKS' willingness to enter into the Purchase Agreement, Mr. Sloan has entered into a two voting agreements with PKS, on behalf of himself and on behalf of Roscomare Ltd., each dated as of August 21, 2005 (the "Voting Agreements"). In the Voting Agreements, Mr. Sloan made customary representations and warranties and agreed to:

o attend and participate in all meetings of SBS shareholders called in connection with the Purchase Agreement, the acquisition and/or the transactions contemplated by the Purchase Agreement;

o at any such meeting of SBS shareholders, vote the Common Shares held by him, or cause such Common Shares to be voted, for the approval of the acquisition and the other transactions contemplated by the Purchase Agreement and other matters relating thereto presented for approval of SBS shareholders;

o at any meeting of SBS shareholders, vote the Common Shares held by him, or cause such Common Shares to be voted, against the approval of any other contract, agreement or arrangement providing for an acquisition of shares, acquisition of assets, merger, consolidation or other business combination of SBS with or by any person other than PKS, or providing for any amendment to SBS organizational documents or any other action or contract, agreement or arrangement that is intended to or could reasonably be expected to impede, interfere with, delay or discourage the acquisition or the other transactions contemplated by the Purchase Agreement, or change the voting rights of any class of capital stock of SBS; and

o from time to time, execute and deliver, or cause to be executed and delivered, such written shareholder consents, documents, agreements and other instruments as may be reasonably required for the purpose of effectively carrying out the transactions contemplated by the Voting Agreement.

         In addition, under the Voting Agreements, Mr. Sloan agreed not to, without the prior written consent of PKS: (i) sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any of the Common Shares held by him, (ii) grant any proxy, deposit any Common Shares held by him in a voting trust or enter into a voting agreement, power of attorney, voting trust or similar arrangement with respect to the Common Shares held by him (except for the Voting Agreement), or (iii) take any other action that would make any representation or warranty of Mr. Sloan contained in the Voting Agreements untrue or incorrect in any material respect or have the effect of preventing Mr. Sloan from performing his obligations under the Voting Agreements.

         The Voting Agreements will terminate upon the earliest to occur of (i) the closing of the acquisition as contemplated under the Purchase Agreement, (ii) November 30, 2005, (iii) the date of the termination of the Purchase Agreement and (iv) the date that the Purchase Agreement shall have been amended in a manner materially adverse to the interests of Mr. Sloan.

         Mr. Sloan agreed that PKS shall be entitled to an injunction or other equitable remedies to prevent breaches of the provisions of the Voting Agreements and to enforce specifically the terms and provisions of the Voting Agreements, in addition to any other remedy to which PKS may be entitled at law or in equity.

         The foregoing summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Agreements attached hereto as Exhibit A.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

         (a) At August 22, 2005, Mr. Sloan's beneficial shareholding in SBS comprised (i) 672,623 Common Shares owned by Roscomare and beneficially owned by Mr. Sloan; (ii) 396,743 Common Shares owned by Mr. Sloan; and (iii) 2,818,641 Common Shares that Mr. Sloan has options to acquire under his employment agreement and under the 1992 and 1994 stock option plans of SBS that are currently exercisable. In the aggregate, Mr. Sloan beneficially owns 3,888,007 Common Shares (or 11.8% of the outstanding Common Shares of SBS). This excludes 218,750 Common Shares that Mr. Sloan has an option to acquire that are not exercisable within 60 days of August 22, 2005.

         (b) Subject to the provisions of the Voting Agreement, Mr. Sloan has the sole power to vote and dispose of the number of Common Shares listed opposite his name. Mr. Sloan's power to vote and dispose of the Common Shares subject to the options will not arise unless and until he exercises the options.

         (c) Mr. Sloan has not traded in the Common Shares in the 60 days prior to the filing of this Amendment No. 1.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by replacing the last paragraph with the following paragraphs:

         Information contained in Item 4 above is incorporated by reference in this Item 6.

         Otherwise, other than as set forth above, to the best of Mr. Sloan's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sloan and any other person with respect to any securities of SBS, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and restated as follows:

Exhibit A   Voting Agreement between Harry Sloan and PKS Media S.a r.l., dated
            August 21, 2005

Exhibit B   Voting Agreement between Roscomare Ltd. and PKS Media S.a r.l., dated August 21, 2005

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 22, 2005



                                                   /s/ Harry E. Sloan
                                             -------------------------------
                                                    Harry E. Sloan

                                  EXHIBIT INDEX


Exhibit A   Voting Agreement between Harry Sloan and PKS Media S.a r.l., dated
            August 21, 2005

Exhibit B   Voting Agreement between Roscomare Ltd. and PKS Media S.a r.l., dated August 21, 2005









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